ROUGE RESOURCES LTD
(Formerly Gemstar Resources Ltd)
(An Exploration Stage Company)
MANAGEMENT DISCUSSION & ANALYSIS
Three Months Ended April 30, 2008
(Stated in Canadian Dollars)

This discussion and analysis for the three months ended April 30, 2008 was prepared as of June 30, 2008 and contains disclosure of all material changes occurring up to and including that date.

Description of Business

Gemstar Resources Ltd. was incorporated in British Columbia on March 31, 1998, which was also the date of inception. It’s name was changed to Rouge Resources Ltd. (“the Company”) on October 23, 2007 along with a one for ten (1:10) share consolidation of its authorized issued and outstanding share capital. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

The Company is engaged in the acquisition, exploration and development of mineral resource properties, currently holding an interest in one mineral property of merit, called the Dotted Lake Property, situated in the Thunder Bay Mining District of Ontario.

The Company is a reporting issuer in both British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. The Company’s common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

The Dotted Lake Property (the “Property”)

The Company holds a 100% interest in 1 mineral claim comprising 15 claim units totaling approximately 375 hectares located in the Thunder Bay Mining District, approximately 16 miles south-southeast of Manitouwadge, Ontario, which makes up the Property. The claim is presently in good standing and held in trust for the Company by an unrelated private company in Ontario. The Company acquired its initial interest in the Property in 2001 and to date has spent $4,206 on staking the claim and $66,233 on deferred exploration costs. The Company completed a 43-101 compliant geological report on the Property dated December 6, 2005 which is available for review along with all Company disclosure documents on www.SEDAR.com.

This report recommends a two phase exploration program. The first phase calls for additional expenditures of $51,500 in geological surveys to explore the exhalite horizon on the Property including a TDEM (Time Domain Electromagnetic) survey centred at the Fairservice showing to test for massive sulphides bodies at depth and to do research to delineate the possible western extension of the exhalite horizon on the property. The second phase calls for extensive targeted diamond drilling at an estimated cost of $171,900 which will proceed only when the Phase I program has proven to be successful.

The Company did not conduct any work on the Property during the three months ended April 30, 2008.

Future Developments

In order to maintain its mineral claim in good standing, the Company has been granted an extension of time for the performance and reporting of assessment work from March 14, 2008 to August 11, 2008 by the Ontario Ministry of Northern Development and Mines. The Company commenced a soil sampling program on the Property in June 2008 at an estimated cost of $15,000 prior to implementing any of the recommendations contained in the December 2005 report.

Related Party Transactions

At April 30, 2008, demand loans payable aggregating $1,212,692 (January 31, 2008 – $1,174,792) to the Company’s officers and immediate family members are unsecured, non-interest bearing and have no specific terms of repayment. It is the Company’s intention to convert a significant portion of these loans into shares in the current fiscal year.

In addition at April 30, 2008, a loan from an immediate family member of an officer of the Company in the amount of $106,755 (January 31, 2008 - $106,755) is secured by a convertible promissory note dated February 3, 2003 and amended on both December 31, 2005 and 2007. It is non-interest bearing and now due on January 1, 2011. The note is convertible into 213,510 common shares of the Company prior to maturity at the holder’s option on the basis of one common share for each $0.50 of principal outstanding. On December 31, 2007, the maturity date was extended for an additional three years to January 1, 2011 giving rise to note modification and an additional equity component of the debt. Accordingly, $64,974 was allocated to the debt and $41,781 to the embedded conversion feature using an 18% risk-adjusted debt discount rate. Accretion expense of $2,968 was recorded for the three months ended April 30, 2008 bringing the carry value of the note to $68,917 at April 30, 2008 (January 31, 2008 – $65,949).

Results of Operations

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada and the reporting currency is Canadian dollars.

SUMMARY OF YEAR TO DATE AND COMPARATIVE ANNUAL RESULTS

	Apr 30, 2008 – YTD $	Apr 30, 2007 – YTD $	Jan. 31, 2008 - YEAR $	Jan. 31, 2007 - YEAR $	Jan. 31, 2006 - YEAR $
Total Revenues	Nil	Nil	Nil	Nil	Nil
Operating Expense / Net Loss	43,509	35,520	156,658	182,422	138,379
Net loss per share	0.08	0.06	0.28	0.32	0.24

SUMMARY OF COMPARATIVE QUARTERLY RESULTS

	Apr. 30, 2008 $	Jan. 31, 2008 $	Oct. 31, 2007 $	July 31, 2007 $	Apr. 30, 2007 $	Jan. 31, 2007 $	Oct. 31, 2006 $	July 31, 2006 $
Total Revenues	Nil	Nil	Nil	Nil	Nil		Nil	Ni
Operating Expense / Net Loss	43,509	40,684	33,757	46,697	35,520	72,250	54,979	32,240
Net loss per share	0.08	0.07	0.06	0.08	0.06	0.13	0.10	0.06

Discussion of Results for Three Months Ended April 30, 2008

The interim unaudited financial statements for the three months ended April 30, 2008 (“2008 period”) are compared below to the interim unaudited financial statements for the three months ended April 30, 2007 (“2007 period”).

The Company reported a net loss of $43,509 in the 2008 period compared to $35,520 in the 2007 period. This $7,989 increase in net loss was due to the changes in individual Operating Expense line items, the most significant of which are discussed below:

-   increase in accounting & audit fees in the 2008 period by $6,115 and professional fees by $4,391 respectively due to a combination of late billings in the 2007 period and normal cost increases.

-   increase in accretion of convertible note by $2,229 due to a three year extension of maturity date to January 31, 2011 giving rise to additional accretion of the embedded conversion feature.

-   decrease in office and sundry expenses by $2,523 due to non-recurring expenses in the 2007 period pertaining to reactivating the Company as a reporting issuer in British Columbia and Alberta and as a foreign issuer in the United States.

-   decrease in travel and promotion by $2,298 due to less business travel by management.

Investor Relations

During the three months ended April 30, 2008, no investor relations activities were undertaken by or on behalf of the Company and no investor relations arrangements or contracts were entered into by the Company.

Liquidity and Capital Resources

The Company has no operating revenues and to date has financed its operations initially through the sale of share capital and, over the past six years, through loans from Company officers and immediate family members.

At April 30, 2008, the Company’s cash position was $4,925 compared to $7,628 one year ago. During the 2008 period, the cash flow deficiency of $1,074 ($2,028 during the 2007 period) resulted from the following: (i) spending $38,974 on operating activities compared to $33,869 in the 2007 period; (ii) spending $nil on investing activities, same as the 2007 period; and (iii) receiving $37,900 in additional loans from related parties compared to $31,841 in the 2007 period.

As previously mentioned, the Company commenced a soil sampling program on the Property in June 2008 for an estimated cost up to $15,000 in order to keep its mineral claim in good standing. The Company also anticipates spending approximately $150,000 for on-going administration of its corporate affairs during the ensuing twelve month period to April 30, 2009. In order to fund these expenditures, the Company plans to complete a $200,000 private equity placement in the current fiscal year and continue borrowing from related parties, as required. There is no assurance the Company will be able to raise these funds.

Outstanding Securities of the Company

As at the date of this discussion, the Issuer had the following securities outstanding:

Common Shares

Date	Number Outstanding
June 30, 2008	565,171

A promissory note due to a related party is convertible into common shares at the holder’s option as follows:

Amount of Debt Outstanding	Conversion Price	Number of Shares if Converted	Expiry Date
$106,755	$0.50 per share	213,510	January 1, 2011

Share Purchase Warrants

The Company has no share purchase warrants outstanding.

Incentive Stock Options

In December 2006, the Company adopted an incentive stock option plan for eligible Company employees, directors, officers and consultants but to date no stock options have been granted. The plan is administered under the following basic terms and conditions:

(i)	the maximum available for grant is up to 10% of the Company’s issued shares outstanding at any one time. At April 30, 2008, this amounts to 56,517 stock options;

(ii)

Company employees, directors, officers and consultants are eligible to receive a grant of stock options provided that bona fide services have been rendered and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. There is a 10% limitation of options granted in any one year to one specific employee, director or officer and a 2% annual limitation to one specific consultant;

(iii)	the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant Stock Exchange;

(iv)	the exercise price shall be determined by the Plan Committee at the time of grant;

(v)	the option period shall not exceed five (5) years from the date of grant.

Disclosure Controls and Procedures

At the end of the period covered by this Management Discussion & Analysis, the Issuer’s certifying officers have evaluated the effectiveness of the Issuer’s disclosure controls and procedures and have concluded, based on such evaluation, that as of the end of the period covered by the annual filings, the disclosure controls and procedures are effective in providing reasonable assurance that the material information relating to the Issuer is being made known to the certifying officers by others within the Issuer.

It should be noted that while the certifying officers believe that the Company’s disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Controls over Financial Reporting

The certifying officers note that there have been no change in the Company’s internal control over financial reporting during the periods covered by the quarterly and annual filings. However, due to the limited number of staff engaged by the Company, there is an inherent weakness in the internal control 4 system since an appropriate segregation of duties can not be achieved. The limited staff may also result in weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing computer systems and applications within the Company. While the Company has in place certain procedures to mitigate the risk of a material misstatement in the Company’s financial reporting, it is not possible to provide absolute assurance that this risk has been eliminated.

Cautionary Statement on Forward Looking Information

This Management Discussion and Analysis may contain forward-looking statements which include all statements that are not statements of historical fact. The forward-looking statements are often identifiable by their use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. The Company’s actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Issuer undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.